

July 9, 2014

Via E-mail
Carl E. Waters
C. Wolters Consultants, Inc.
10040 W. Cheyenne Ave
#170 Apt 211
Las Vegas, NV 89129

> **Re: C. Wolters Consultants, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2014**
> **File No. 333-196878**

Dear Waters:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the contact phone number on the cover page of the filing to allow direct contact to the current company.

2. Revise statements throughout the prospectus that suggest current operations. For example, revise references to your "limited operating history" and your need to "maintain and attract new business." Refrain from making statements predicated upon experience in the field or preface these statements as expectations. For example, clarify the statement "[w]hen making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements." These are just examples of disclosures that suggest current operations or that proposed operations are possible in the near future and that do not address the time, costs and risks involved with becoming operational. The prospectus should consistently communicate that you intend to commence operations

only after the development of an informational website and that the development of that website is wholly contingent upon the success of the offering.

Prospectus Cover Page

3. Revise the prospectus cover page, Dilution and Management's Discussion and Analysis or Plan of Operation sections to also reflect the sale of shares halfway between the offering minimum and offering maximum.

Risk Factors, Page 8

4. Within your risk factors discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

Management's Discussion And Analysis Or Plan Of Operations, page 20

5. Please revise the Results of Operations discussion to disclose your expenses through March 31, 2014 and to what extent your sole officer and director has advanced payment for these expenses. Disclose that the advances are non-interest bearing and are due upon demand.

6. Expand this section to provide detailed information regarding your proposed business plan prior to and after the commencement of operations. Describe the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the costs of being a reporting company and your ability/inability to raise further capital. Clarify how the allocation of varying levels of funds to each step will impact that step or end products. For example, explain the impact to marketing and advertising activities if you sell the maximum shares offered under this registration statement as opposed to the minimum number.

7. You state that the minimum amount of proceeds contemplated in the offering would allow for operations to last 6 months. Please disclose what operations will occur during this 6-month period.

Legal Matters, page 27

8. We note your disclosure that Abby Ertz, Esq. has provided the legal opinion for this filing. However, Exhibit 5.1 is a legal opinion by Mr. Harold P. Gewerter, Esq. Please reconcile this disclosure with your exhibit.

Part II – Information Not Required In Prospectus, page II-1

Recent Sales Of Unregistered Securities, page II-1

9. For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

Statement of Changes in Stockholders' Deficit, page F-6

10. You indicated on page 14 that the total shares of common stock issued and outstanding prior to the offering was 2.75 million. However, we note that you presented 1 million shares issued and outstanding on the statement of changes in stockholders' deficit and balance sheet. Please revise to correct this difference accordingly.

11. Please revise and reconcile the amount of additional paid-in capital with the balance sheet.

Statement of Cash Flows, page F-7

12. Please refer to the "Period From January 12, 2012 (Inception) To March 31, 2014" column. We note that net cash used by operating activities does not agree with the net balance of common stock issued for services and the net loss. Please revise to correct this difference accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director